NORTHGATE ANNOUNCES COMPLETION OF KEMESS NORTH
FEASIBILITY STUDY

VANCOUVER, October 26, 2004 - (All figures in US dollars except where noted) - Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today announced the completion of the feasibility study on the development of its wholly owned Kemess North Project. This final feasibility study outlines a project that will produce 2.6 million ounces of gold and 1.3 billion pounds of copper, at a net cash cost of $US 180 per ounce of gold which would extend Northgate's presence in the highly prospective Toodoggone region of British Columbia until 2019.

Highlights of Final Kemess North Feasibility Study

  Annual Production (2007 - 2019): 252,000 ounces of gold and 113 million pounds of copper.
  Average Net Cash Cost (2007 - 2019): $180 per ounce.
  Total Recoverable Metals: 2.6 million ounces of gold and 1.3 billion pounds of copper.
  Extends life of Kemess operation to 2019.
  Total Capital Cost: $190 million.

Ken Stowe, President and Chief Executive Officer, commented: "Although the capital cost of the project has escalated by $30 million, the total initial capital cost of $190 million for 252,000 ounces of annual production at a cash cost of $180 per ounce over 13 years represents a project that has substantial value to our shareholders. With the detailed feasibility study work behind us, our engineering and exploration groups will continue to look for ways to enhance the project. Meanwhile, Northgate's senior management team will be focusing on the permitting process and on various alternatives for financing the project, including the possibility of selling a stake in the project to groups in the Far East in conjunction with a concentrate supply agreement."

FINAL FEASIBILITY STUDY OVERVIEW

The Kemess North development scenario upon which the final feasibility study is based has ore production from the Kemess North pit commencing in late 2006. Kemess North ore will be streamed with Kemess South ore until reserves at Kemess South are exhausted in 2012. Kemess North ore will be transported from a primary crusher located adjacent to the Kemess North pit to the ore stockpile at the Kemess South mill via an 8.8 km conveyer that will pass through a 2.8 km tunnel. The longer period of simultaneous operation compared to May 2004 pre-feasibility study was made possible by the identification of approximately 25 million tonnes of ore at Kemess South that is economic under the lower unit cost structure of the combined operation.

Development of the Kemess North deposit and the expansion of Kemess' current mill infrastructure to a capacity of 96,000 metric tonnes per day beginning in 2007 will require an initial capital investment of $US 190 million. This figure is $30 million higher than the pre-feasibility study estimate made in May 2004. A significant part of the capital increase resulted from the decision to increase mill capacity from 86,000 to 96,000 tonnes per day in order to enhance operating cash flow in years where lower grade, nearer surface ore is scheduled for processing. The balance of the increase was the result of the general escalation in equipment and construction costs in the current economic environment, which more than offset the slightly lower cost achieved in the final design of the tunnel and conveyer system.

The average cash cost of production during the 2007 - 2019 period is $180 per ounce of gold and the cost of production after mining at Kemess South ceases drops to $110 per ounce when higher grade ore at the core of the Kemess North deposit is exposed for processing.

The project IRR varies considerably depending on metal prices and the Cdn$/US$ exchange rate. A matrix of project IRR versus metal prices at an exchange rate of 1.45 is shown in Table 1 and project IRR sensitivities to various project parameters are shown in Table 2.

Table 1 - Project IRR Sensitivity to Metal Prices

	Copper Price $/lb

		$1.00	$1.10	$1.20	$1.30

Gold	$375	5%	7%	10%	12%
Price
	$400	6%	9%	11%	13%

	$425	8%	10%	12%	14%

	$450	9%	11%	13%	15%

Table 2 - IRR Sensitivities

Parameter	Change	Approximate IRR Change

Gold Price	+$25/oz	1.5%
Copper Price	+$0.05/lb	1.3%
F/X rate	+0.05 Cdn$/US$	1.5%
Initial Capital	+$10 million	0.4%
Smelter Charges	+$5/mt/$0.005/lb	0.5%

POTENTIAL PROJECT ENHANCEMENTS

The final feasibility study presents the basic scenario for the development of Kemess North making maximum use of the infrastructure currently in place at Kemess South. Although this basic development plan is final Northgate is still examining two potential opportunities to further enhance the economics of the project. The first opportunity is to increase the gold recovery during the first 10 years of operation at Kemess North from the feasibility study estimate of 61% to a higher figure. Each additional 1% recovery is worth $15 million over the life of the project.

The second opportunity and the one with the greatest upside potential, is to delineate additional reserves in the region surrounding Kemess North and Kemess South. Towards this end, Northgate's 2004 exploration program was primarily focused on the following three areas:

  Additional drilling in the north east quadrant of the Kemess North deposit to better define the high grade core along the north boundary fault.

  Additional drilling at the Nugget zone to follow up on the promising near surface gold/copper mineralization in hole KN-03-12 from 2003 and add to the total reserves in the area.

  Drilling and prospecting in the Kemess area in search of smaller higher grade gold deposits that have been found in other areas of Toodoggone that could be blended with Kemess North ore to increase overall gold production.

During the months of September and October Northgate drilled a total of seven holes to test the north east corner of the Kemess North deposit. While assay results are not complete for all holes, results from KN-04-05 and KN-04-07 have been received and are shown in Table 3. These results indicate that the high grade core of the deposit extends 50-70 meters further to the east than originally thought. Once all the assay results from these holes are received, the geologic model for the deposit will be updated.

Table 3 - Kemess North Drilling Results

Hole	From	To	Interval	Gold (gmt)	Copper (%)
Number	(metres)	(metres)	(metres)
KN-04-05	39.8	273.3	221.3	0.52	0.18
(including)	201.6	273.3	71.7	1.27	0.51
KN-04-07	148.0	426.5	278.5	0.91	0.36
(including)	306.0	426.5	120.5	1.55	0.53

The seven-hole drilling program at the Nugget Zone, located 0.5 km southwest of Kemess North, has also concluded. Thus far, only assays from hole KN-04-04 are available but intervals from that hole confirm the same shallow gold/copper mineralization intersected in 2003. This area may provide additional ore for the Kemess North project in the early years of production.

Table 4 - Nugget Zone Drilling Results

Hole	From	To	Interval	Gold (gmt)	Copper (%)
Number	(metres)	(metres)	(metres)

KN-04-04	18.3	164	145.7	0.56	0.11

PERMITTING AND COMMUNITY RELATIONS

The permitting process for the development of Kemess North commenced in late 2003, with initial submissions to both Provincial and Federal Regulators. During the summer of 2004, the Project Description was filed, and the Draft Terms of Reference for the Environmental Impact Assessment (EIA) were released by the British Columbia Environmental Assessment Office (BCEAO) for agency comment. Northgate expects to be notified within the next few weeks that the Kemess North project has entered the joint Federal/Provincial panel review process coordinated by the Canadian Environmental Assessment Agency (CEAA). Early in the CEAA process, Northgate will submit the EIA for Agency and public review.

In parallel with its ongoing permitting related activities with provincial and federal regulators, Northgate has entered into discussions with the five First Nations groups with interests in the Kemess North project area. In July 2004, a Statement of Understanding ("SOU") between Northgate and the Five Nations was signed. Currently, Northgate and the Five Nations are negotiating a Protocol for Consultation and Accommodation regarding the Kemess North project.

Since January 2004 Northgate has held a series of open houses in northern communities that surround the mine to explain the nature of the Kemess North development and the benefits to these communities.

PROJECT FINANCING

Now that the final feasibility study is complete, Northgate is preparing to begin formal financing discussions with a variety of counterparties. Preliminary expressions of interest regarding equity financing tied to concentrate off take agreements have been received from several groups in Asia and Northgate will be exploring these opportunities in addition to more traditional sources of financing in the coming months.

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Appendix 1 - Drill Hole Locations and NI 43-101 Information

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	TDepth
KN-04-04	8962.3	15399.6	1714.6	0	-90	356.6
KN-04-05	10667.1	16356.5	1599.0	356	-82	329.3
KN-04-07	10618.4	16315.0	1620.9	360	-85	481.6

The drilling results reported in this news release have been reviewed, verified and compiled by Northgate's geological staff (which includes a qualified person, Carl Edmunds, P. Geo., Exploration Manager for Northgate Minerals Corporation for the purpose of National Instrument 43-101). Core samples from the exploration holes reported on in this news release were either sawn or split at the Kemess Mine site and crushed in a sample preparation facility supervised by the Kemess Mine's Chief Assayer. Duplicate samples, standards and blanks were inserted at the mine site as part of the Quality Assurance/Quality Control procedures. All samples were analyzed at ALS-Chemex Laboratories (ISO 9002 certified) in North Vancouver, British Columbia.

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774